PE

Commission file number: 0-23584

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

02052875

8-1-02

AUG 26 2002

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 OF THE SECURITIES EXCHANGE ACT OF 1934

Report for the Month of August 2002

XENOVA GROUP PLC
(Name of Registrant)

957 Buckingham Avenue
Slough
Berkshire
SL1 4NL
ENGLAND
(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F X Form 40-F ___

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ____ No X

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-___.)

The Report contains a copy of the following:

(1) Interim Results Announcement 2002

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

XENOVA GROUP PLC
(Registrant)

By:/s/ Daniel Abrams
Daniel Abrams
Group Finance Director

Dated: 16 - 8 - 02

NYDOCS:1035298.1

Xenova

www.xenova.co.uk

News Release

14 August 2002

Xenova: Interim Results Announcement 2002

Half Year Highlights:

- **Phase III trials begin for multi-drug resistance modulator tariquidar**
- **Successful results of Phase IIa trial for therapeutic vaccine TA-HPV**
- **Patient dosing begins in Phase IIa study for anti-cocaine addiction vaccine TA-CD**
- **First evaluation of anti-nicotine vaccine in man – positive Phase I results for TA-NIC**
- **Positive Phase I results for immunotherapeutic anti-cancer vaccine DISC-GMCSF**
- **Anti-cancer compound XR11576 enters Phase I clinical trials**
- **$63m (£43.2m) development and licence agreement with Genentech Inc for novel drugs in immune inflammatory disease**
- **Cash and liquid resources as at 30 June £15.1m, ($23.0m)**

Commenting, Chief Executive Officer, David Oxlade said:

"Xenova has made considerable progress in the first six months of 2002, both in terms of advancing its clinical pipeline and in expanding its revenue-generating collaborations.

"Tariquidar's entry to Phase III studies in June was an important step forward and highlights the maturity of our growing clinical product portfolio. The licence agreement announced in April with Genentech, to develop novel therapies for auto-immune disease, underlines the potential of our early stage product pipeline."

Contacts:

UK:
Xenova Group plc
Tel: +44 (0)1753 706600
David A Oxlade, Chief Executive Officer
Daniel Abrams, Group Finance Director
Hilary Reid Evans, Corporate Communications

Financial Dynamics
Tel: +44 (0)207 831 3113
Sophie Pender-Cudlip/Fiona Noblet

US:
Trout Group/BMC Communications
Tel: 001 212 477 9007
Press: Brad Miles (Ext 17) Lauren Tortorete (Ext 20)
Investors: Jonathan Fassberg (Ext 16) Lee Stern (Ext 22)

Notes to Editors

Xenova Group plc's product pipeline focuses principally on the therapeutic areas of cancer and immune system disorders. Xenova currently has a broad pipeline of eight programmes in clinical development. The Group has a well-established track record in the identification, development and partnering of innovative products and technologies and has partnerships with significant pharmaceutical companies including Lilly, Pfizer, Celltech, Genentech, QLT and Millennium Pharmaceuticals.

For further information about Xenova and its products please visit the Xenova website at www.xenova.co.uk

Chairman's Statement

During the first six months of 2002 we have made considerable progress in advancing our clinical pipeline. Our clinical portfolio now includes one Phase III, two Phase II and four Phase I drug candidates, plus an animal disease product in the equivalent of Phase I trials. We believe we have established a strong and well-balanced product pipeline, strengthened by a further eight products in preclinical development.

We aim to create a robust, sustainable and revenue generating company in the medium term and, with this objective in mind, we seek to optimise revenues from upfront and milestone payments by entering into licensing agreements for our products. To this end, we entered into a development and licence agreement with Genentech Inc (Genentech), in April 2002, worth a potential $63m (£43.2m), granting Genentech worldwide rights to develop and market products primarily targeting disorders of the immune system based on Xenova's OX40 receptor protein and anti-OX40 Ligand antibody programmes. Good progress has also been made under some of our existing partnership agreements during the first half of 2002, evidenced by the progress into clinical trials of XR11576, with our partner Millennium Pharmaceuticals Inc (Millennium), and the start of Phase III trials for tariquidar, with our partner QLT Inc (QLT).

Our commercial strategy is to consider the optimal time for partnering of our products on a project by project basis. You will find details of the progress made by all our programmes, and of the agreements in place, in the Product Pipeline Update section of this statement.

Revenues increased to £6.8m ($10.3m) from £0.5m ($0.8m), when compared with the first six months of 2001, due primarily to revenues recorded in relation to the three major partnerships outlined above. Total net operating expenses remained constant at £11.0m ($16.8m) when compared with the last six months of 2001 (£11.2m ($17.1m)).

Based on our expected net monthly cash outflow, cash and liquid resources as at the end of June were sufficient to fund our current operations for in excess of one year.

Product Pipeline Update - Clinical Trials

Cancer:

XR9576 (tariquidar) – Discovered by Xenova, tariquidar, a potent small-molecule inhibitor of the P-glycoprotein pump, is being developed for the treatment of multidrug resistance (MDR) in cancer. In August 2001, Xenova signed an exclusive licence agreement with QLT Inc for the development and marketing in the United States, Canada and Mexico of tariquidar for the treatment of MDR in cancer. Under the terms of the agreement, QLT has assumed responsibility for the further development of tariquidar in those territories covered by the agreement. QLT made an immediate upfront licence payment to Xenova of US$10m (£7.1m) and will provide up to US$45m (£32m) in funding for all development activities related to Phase III clinical studies for tariquidar in North America and Europe. Milestones of up to US$50m (£35.6m) and royalties in the range of 15 to 22 per cent, depending on the level of North American sales, are also receivable by Xenova. Xenova retains substantially all commercial rights to tariquidar outside the United States, Canada and Mexico, including European and Rest of World rights.

Tariquidar entered two pivotal Phase III clinical trials, in which tariquidar is being used as an adjunctive treatment in combination with first-line chemotherapy for non-small cell lung cancer (NSCLC) patients, in June 2002. The two double-blind, randomised, placebo-controlled trials are being carried out in patients with stage IIIb/IV NSCLC at approximately 100 centres located throughout North America and Europe. An interim analysis is planned for mid-2003 and it is anticipated that, on successful completion of the Phase III programme, QLT will file for approval of tariquidar in North America for use in combination with first-line chemotherapy in advanced NSCLC by the end of 2005 and Xenova will file for marketing approval in Europe.

DISC-GMCSF – DISC-GMCSF, an innovative immunotherapeutic vaccine, is designed as a treatment for a broad range of solid tumours. DISC-GMCSF delivers the gene for the expression of GM-CSF, a potent stimulator of anti-tumour immune responses, direct to the tumour site through the use of a disabled virus vector (DISC) and is administered using direct injection. In preclinical studies DISC-GMCSF was shown to be effective in models of breast and colorectal cancer. As announced in June 2002, DISC-GMCSF successfully completed a Phase I dose-escalating safety study at three centres in the UK, in patients with metastatic melanoma. DISC-GMCSF was found to be well tolerated, with no serious adverse events reported. The DISC vector was shown to be localised at the site of injection and had not spread beyond the required therapeutic area, a key objective of the study.

TA-HPV/TA-CIN – TA-HPV is an immunotherapeutic vaccine, which is being developed to prevent the recurrence of cervical cancer. The product is intended to be used as a therapeutic vaccine alongside standard treatments, such as surgery, for cervical cancer. The results of two physician-initiated Phase IIa trials, in which TA-HPV was tested in patients with high-grade vulval intra-epithelial neoplasia (VIN 3), have shown the vaccine to be safe and well tolerated, with a complete or partial response being shown in over 40% of cases.

TA-CIN is a recombinant fusion protein, designed as a treatment for women with cervical dysplasia. Preclinical studies have suggested that use of this product together with TA-HPV results in a greatly enhanced immune response. An open label, physician sponsored Phase II 'prime-boost' study, targeting the treatment of HPV associated ano-genital neoplasias, began in October 2001. Results of this trial are anticipated by the end of the current year.

XR11576 (MLN576) – XR11576, XR5944 and XR11612 are novel DNA targeting agents, whose method of action includes dual inhibition of topoisomerases I and II. XR11576 is the subject of a licence agreement with Millennium Pharmaceuticals Inc, announced in December 2001. The other compounds covered by this agreement, XR5944 (MLN944) and XR11612 (MLN612), are currently in preclinical development. XR11576 entered Phase I clinical trials in February 2002. The open label Phase I trial is being carried out at centres in the UK and the Netherlands and comprises multiple ascending oral doses in patients with solid tumours. Patients are being monitored for safety, tolerability, pharmacokinetics and anti-tumour activity. Xenova retains responsibility for performing development activities associated with the programme to the end of Phase II clinical trials. Millennium will provide funding for the programme commencing in 2003, up to the agreed level of $20m.

Other:

DISC-PRO – A prophylactic vaccine designed to prevent genital and oro-labial herpes, DISC-PRO has completed Phase I trials. These Phase I trials demonstrated that DISC-PRO was well tolerated and immunogenic. We intend to secure a corporate partner ahead of Phase III clinical trials for the further development of this programme.

TA-NIC – Designed as a treatment for nicotine addiction, TA-NIC is a nicotine conjugate vaccine which is administered through a course of intramuscular injections. The vaccine is designed to prime the immune system to produce anti-nicotine antibodies such that, on smoking a cigarette, the nicotine will bind to these antibodies, which are too large to cross the blood-brain barrier, thus reducing or removing the pleasurable stimulus which usually accompanies smoking. The successful results of a Phase I trial for TA-NIC, reported in June 2002, showed the vaccine to be safe and well tolerated both systemically and locally in the 60 smokers and non-smokers who took part in the trial, and that the vaccine generated a specific anti-nicotine response. This is the first time such a vaccine has been tested in man.

TA-CD - TA-CD is a therapeutic vaccine which is under development for the treatment of cocaine addiction. It's mechanism of action is similar to that of TA-NIC. A Phase IIa dose escalation trial, supported by the US National Institute on Drug Abuse (NIDA), began in April 2002. The results of an earlier Phase IIa dose escalation study, which were reported in July 2001, showed TA-CD to be well tolerated both systemically and locally. Cocaine specific antibodies were found to persist throughout the 12 weeks of the study and an attenuation of the usual euphoric effects of cocaine was reported amongst patients who relapsed during the study, providing anecdotal evidence of the benefit TA-CD may provide.

DISC-VET – DISC-VET is currently undergoing development for the treatment of multiple diseases in animals. A product candidate, DISC-BHV, for the treatment of bovine herpes virus induced respiratory disease in cattle, is in the equivalent of Phase I clinical development in partnership with Pfizer.

Product Pipeline Review and Update - Preclinical

Cancer:

XR5944 (MLN944) and XR11612 (MLN612) – XR5944 and XR11612 form, with XR11576, the programme of novel anti-cancer agents which was partnered with Millennium in December 2001. XR5944 has shown exceptionally high potency as a cytotoxic agent in preclinical studies with a number of human tumour cell lines both in vitro and in vivo. It is structurally distinct from XR11576 and has been shown to be unaffected by atypical multi-drug resistance mechanisms. XR11612 is in preclinical testing as a back-up to XR11576.

PAI-Cancer – In collaboration with the Institute for Cancer Research, we are developing an active novel inhibitor of a protein released by platelets and the cells lining the blood vessels known as PAI-1. PAI is an unfavourable prognostic indicator in many human cancers and is strongly implicated in the metastatic process. Lilly has an option to acquire exclusive rights to develop and commercialise PAI-1 inhibitors in the cancer field, which, if exercised, would realise upfront and milestone payments of up to $16.5m, with additional royalties payable on commercialised products.

_OX40L_ – OX40 is a platform technology which is capable of producing multiple drug candidates primarily targeting cancer and autoimmune disease. We have demonstrated that a product candidate for OX40L (the ligand which binds to the OX40 receptor) elicits anti-tumour activity in preclinical models and work is underway to test the product in a broader range of disease models, including those for infectious diseases. A £43.2m development and licence agreement was signed in April 2002 with Genentech for the worldwide rights to develop and market products, primarily targeting disorders of the immune system, based on Xenova's OX40 receptor protein and anti-OX40 Ligand antibody programmes. Under this agreement, Xenova retains all rights to the up-regulation of the immune system using the OX40:OX40L interaction, including for use in oncology and infectious disease therapy.

MRP – Multi-Drug Resistance Protein (MRP) acts as a pump which, like the P-glycoprotein pump, expels small molecules out of cells and thus can help protect tumour cells from certain chemotherapeutic agents. We are currently carrying out a lead optimisation programme for a compound for the inhibition of MRP to further strengthen our position in the field of multi-drug resistance.

Other:

_OX40_ – A partnership has been established with Celltech Group plc to develop an antibody-based product against OX40 for the treatment of autoimmune disease. Along with OX40L, OX40 is also the subject of a development and licence agreement with Genentech (see above).

_M3_ – M3 is a viral protein with the capacity to bind to a broad range of chemokines which have multiple biological functions, including mediation of inflammation and promotion of angiogenesis. Consequently, chemokine inhibition is a potential approach to treatment of a wide range of diseases. Work is in progress in several preclinical models to evaluate potential efficacy.

PAI-CV – In conjunction with our partner Lilly, we are carrying out a research and development programme for the development of a new class of oral antithrombotic drugs suitable for chronic use. Research is focused on the development of small molecule inhibitors of PAI-1 that are designed to enhance the break-up of blood clots without the side-effects of bleeding associated with other marketed antithrombotic drugs. Xenova and Lilly entered into this collaboration in 1998.

MEN-B – Xenova is currently developing a vaccine for the prevention of meningitis caused by meningococcal group B infections. This programme is being carried out in collaboration with the Institute for Infections and Immunity, based at Nottingham University. The aim is to construct a live attenuated vaccine, which should give good protection against all group B strains. The programme is currently at the lead product evaluation stage.

Phogen:

A joint venture between Xenova and Marie Curie Cancer Care, Phogen Limited is developing a novel technology, known as VP22, for the enhanced delivery of gene-based therapeutics. Phogen entered into a £15.0m ($21.0m) licensing agreement with Genencor International Inc, for the utilisation of Phogen's VP22 technology in the area of therapeutic vaccines for certain infectious viral diseases, in August 2001. A further research collaboration was announced with Cell Genesys in October 2001. Phogen intends to seek additional partnering opportunities for its novel technologies.

Financial Summary

Operating Performance

In the six months to 30 June 2002, the Group's revenues from licensing agreements, strategic partnerships and manufacturing outsourcing were £6.8m ($10.3m) (2001 £0.5m ($0.8m)).

In accordance with the Group's revenue recognition policy, of the £6.9m ($10.6m) received from QLT in 2001 as part of the tariquidar licensing agreement, £1.2m ($1.8m) was included in the 6 months to 30 June 2002, with a further £5.2m ($7.9m) being deferred to future periods. Of the £7.9m ($12.0m) received from Millennium, £4.9m ($7.4m) was recognised by the Group in the six months to 30 June 2002, with a further £3.0m ($4.6m) being deferred to future periods. Following the successful completion of a further licensing deal in the period in respect of the OX40 program with Genentech, £0.3m ($0.5m) of the upfront licence fee of £2.7m ($4.2m) has been recognised in this half year. Other revenue included £0.4m ($0.6m) in respect of ongoing contract vaccine manufacturing.

The net operating expenses for the six months to 30 June 2002 were £11.0m ($16.8m) (2001: £8.9m ($13.6m)). The total net operating expenses in the 6 months to 30 June 2002 of £11.0m ($16.8m) remained in line with the second half of 2001 (£11.2m ($17.1m)) which reflected the ongoing savings resulting from the 2001 mid year strategic review following the acquisition of Cantab on 4 April 2001. Accordingly, the first half results in 2001 included only one quarter of the Cantab results.

Total research expenditure for the six months to 30 June 2002 was £8.4m ($12.9m) (2001: £6.6m ($10.1m)). Research expenditure included substantial preclinical and clinical development of the programme of novel DNA targeting agents, one of which (XR11576) entered Phase I clinical trials in February, and completion of Phase I clinical development of TA-NIC. There is not expected to be a significant impact to research expenditure following the licensing agreements with QLT and Millennium until 2003, when cost reimbursement commences under the latter agreement relating to the programme of novel DNA targeting agents.

Total administration expenditure for the six months to 30 June 2002 was £2.8m ($4.3m) (2001: £2.3m ($3.5m)). The cost reductions realised in quarter one 2002 were maintained in quarter two 2002, with administrative expenses (excluding the amortisation of goodwill) falling slightly to £1.1m ($1.7m) (Q1 2002: £1.2m ($1.8m)). The subletting of excess facilities reduced net operating expenses by £0.2m ($0.3m) in the first six months of 2002 (2001: nil).

Of the total administrative expenses for the six months to 30 June 2002 of £2.8m ($4.3m), £0.6m ($0.9m) relates to the amortisation, over a 10-year period, of the goodwill in respect of the acquisition of Cantab in 2001.

Cash outflow before financing and acquisitions in the six months to 30 June 2002 of £7.3m ($11.1m) has been reduced from 2001 (£10.0m ($15.3m)). Cash received from licensing activity during the six months ended 30 June 2002 was £2.7m ($4.2m) (2001: nil).

The Company continues to explore licensing opportunities to maximise value for shareholders and reduce cash outflow.

The net loss per share in the six months to 30 June 2002 was 3.3p (2001: 6.2p).

Cash and liquid resources

Cash and liquid resources at 30 June 2002 totalled £15.1m ($23.0m) (2001: £18.1m ($27.6m)). Of this balance, cash was £14.5m ($22.2m) and liquid resources were £0.5m ($0.8m) at 30 June 2002 (2001: cash £15.7m ($23.9m), liquid resources £2.4m ($3.7m)).

Included in liquid resources is an investment in Cubist Pharmaceuticals Inc., which subsequent to the 2001 year end fell in value, following an announcement by Cubist of clinical trial data, such that at 30 June 2002 the share price was $9.41 valuing the investment held at £0.5m ($0.8m), representing a decline of £1.7m ($2.6m) from the valuation at 31 December 2001 of £2.2m ($3.4m).

Based upon the expected net monthly cash outflow, the cash and liquid investments are sufficient to fund current operations for in excess of one year.

Share capital

The number of shares in issue stood at 139.1 million as at 30 June 2002 (2001: 139.0 million).

The Directors do not propose to pay an interim dividend for 2002 (2001: nil).

Consolidated Profit and Loss Account (unaudited)

	Notes	Unaudited Six Months Ended 30 June 2002 $000	Unaudited Six Months Ended 30 June 2002 £000	Unaudited Six Months Ended 30 June 2001 £000	Audited Year Ended 31 December 2001 £000
Turnover (including share of joint venture)		**10,549**	**6,914**	504	1,877
Less: share of joint venture revenue		**(230)**	**(151)**	(3)	(95)
Turnover		**10,319**	**6,763**	501	1,782
Operating expenses					
Research and development costs		**(12,853)**	**(8,424)**	(6,643)	(15,374)
		(12,853)	**(8,424)**	(6,643)	(15,374)
Administrative expenses		**(3,441)**	**(2,255)**	(1,345)	(2,961)
Administrative expenses: exceptional *reorganisation costs*		**-**	**-**	(658)	(1,035)
Administrative expenses: amortisation of goodwill		**(894)**	**(586)**	(293)	(879)
Total administrative expenses		**(4,335)**	**(2,841)**	(2,296)	(4,875)
Other operating income		**417**	**273**	-	115
Total net operating expenses		**(16,771)**	**(10,992)**	(8,939)	(20,134)
Group operating loss		**(6,452)**	**(4,229)**	(8,438)	(18,352)
Share of operating profit/(loss) of joint venture		**53**	**35**	(29)	(33)
Total operating loss: Group and share of joint venture		**(6,399)**	**(4,194)**	(8,467)	(18,385)
Interest (net)		**514**	**337**	400	754
Amounts written (off) / back to investments	2	**(2,498)**	**(1,637)**	675	463
Loss on ordinary activities before taxation		**(8,383)**	**(5,494)**	(7,392)	(17,168)
Tax on loss on ordinary activities	3	**1,329**	**871**	907	1,797
Loss on ordinary activities after taxation attributable to members of Xenova Group plc	4	**(7,054)**	**(4,623)**	(6,485)	(15,371)
Loss per share (basic and diluted)		**(5.1c)**	**(3.3p)**	(6.2p)	(12.6p)
Shares used in computing net loss per share (thousands)		**139,057**	**139,057**	104,044	121,596

US Dollar amounts have been translated at the closing rate on 30 June 2002 (£1.00: $1.5258) solely for information.

Statement of Total Recognised Gains and Losses (unaudited)

	Unaudited Six months Ended 30 June 2002 $000	Unaudited Six months Ended 30 June 2002 £000	Unaudited Six months Ended 30 June 2001 £000	Audited Year Ended 31 December 2001 £000
Loss attributable to Xenova Group plc	(7,115)	(4,663)	(6,456)	(15,341)
Loss attributable to joint venture	61	40	(29)	(30)
Total loss attributable to members of Xenova Group plc	(7,054)	(4,623)	(6,485)	(15,371)
Translation difference	(1)	(1)	2	-
Total recognised gains and losses in the period attributable to members of Xenova Group plc	(7,055)	(4,624)	(6,483)	(15,371)

US Dollar amounts have been translated at the closing rate on 30 June 2002 (£1.00: $1.5258) solely for information.

Consolidated Balance Sheet (unaudited)

	Notes	Unaudited As at 30 June 2002 $000	Unaudited As at 30 June 2002 £000	Unaudited As at 30 June 2001 £000	Audited As at 31 December 2001 £000
Fixed Assets					
Intangible assets		**15,585**	**10,214**	11,379	10,798
Tangible assets		**13,813**	**9,053**	9,880	9,586
Investment in joint venture:					
Share of gross assets		**638**	**418**	40	438
Share of gross liabilities		**(671)**	**(440)**	(101)	(500)
Goodwill arising on acquisition		**42**	**28**	32	30
		9	**6**	(29)	(32)
		29,407	**19,273**	21,230	20,352
Current Assets					
Debtors		**6,875**	**4,506**	5,552	4,135
Investments	2	**834**	**547**	2,396	2,184
Cash at bank and in hand		**22,158**	**14,522**	15,676	21,816
		29,867	**19,575**	23,624	28,135
Creditors: amounts falling due within one year	6	**(20,424)**	**(13,386)**	(5,703)	(18,420)
Net current assets		**9,443**	**6,189**	17,921	9,715
Total assets less current liabilities		**38,850**	**25,462**	39,151	30,067
Creditors: amounts falling due after more than one year		**(323)**	**(212)**	(367)	(221)
Provisions for liabilities and charges		**(20)**	**(13)**	(25)	(10)
Total net assets		**38,507**	**25,237**	38,759	29,836
Capital and reserves					
Called up share capital		**21,218**	**13,906**	13,062	13,904
Shares to be issued		**-**	**-**	4,127	-
Share premium account		**112,714**	**73,872**	73,925	73,870
Merger reserve		**41,529**	**27,218**	23,933	27,218
Other reserves		**27,315**	**17,902**	17,902	17,902
Profit and loss account		**(164,269)**	**(107,661)**	(94,190)	(103,058)
Shareholders' funds – equity interests	4	**38,507**	**25,237**	38,759	29,836

US Dollar amounts have been translated at the closing rate on 30 June 2002 (£1.00: $1.5258) solely for information.

Consolidated Cash Flow Statement (unaudited)

	Notes	Unaudited Six months Ended 30 June 2002 $000	Unaudited Six months Ended 30 June 2002 £000	Unaudited Six months Ended 30 June 2001 £000	Audited Year Ended 31 December 2001 £000
Net cash outflow from operating activities	5	(11,295)	(7,403)	(8,144)	(3,836)
Returns on investments and servicing of finance					
Interest received		517	339	376	1,023
Interest element of finance lease rental payments		(3)	(2)	(5)	(15)
Net cash inflow from returns on investments and servicing of finance		514	337	371	1,008
Taxation	3	-	-	-	1,870
Capital expenditure and financial investment					
Purchase of tangible fixed assets		(351)	(230)	(2,224)	(2,797)
Net cash outflow from capital expenditure and financial investment		(351)	(230)	(2,224)	(2,797)
Acquisitions and disposals					
Purchase of subsidiary undertakings		-	-	(768)	(768)
Cash at bank and in hand acquired with subsidiary		-	-	16,822	16,822
Net cash inflow from acquisitions		-	-	16,054	16,054
Net cash (outflow)/inflow before financing		(11,132)	(7,296)	6,057	12,299
Financing					
Issue of ordinary share capital		6	4	9	9
Expenses on issue of shares		-	-	(864)	(919)
Capital element of finance lease rental payments		(3)	(2)	(40)	(87)
Net cash inflow/(outflow) from financing		3	2	(895)	(997)
(Decrease)/increase in cash during the period		(11,129)	(7,294)	5,162	11,302

Reconciliation of Net Cash Flow to Movement in Net Funds (unaudited)

	Unaudited Six Months Ended 30 June 2002 $000	Unaudited Six Months Ended 30 June 2002 £000	Unaudited Six Months Ended 30 June 2001 £000	Audited Year Ended 31 December 2001 £000
(Decrease)/increase in cash during the period	**(11,129)**	**(7,294)**	5,162	11,302
Capital element of finance lease payments	**3**	**2**	40	87
Change in net funds resulting from cash flows	**(11,126)**	**(7,292)**	5,202	11,389
Finance leases acquired with subsidiary operations	**-**	**-**	(101)	(101)
Change in value of liquid investments	**(2,498)**	**(1,637)**	675	463
Translation difference	**-**	**-**	2	2
Change in net funds	**(13,624)**	**(8,929)**	5,778	11,753
Net funds at 1 January	**36,598**	**23,986**	12,233	12,233
Net funds at 30 June / 31 December	**22,974**	**15,057**	18,011	23,986

US Dollar amounts have been translated at the closing rate on 30 June 2002 (£1.00: $1.5258) solely for information.

Notes to the Interim Statement

1 Basis of preparation

These unaudited interim statements, which do not constitute statutory accounts within the meaning of Section 240 of the Companies Act 1985, have been prepared using the accounting policies set out in the Group's 2001 Annual Report and Accounts except as set out below. The 2001 Annual Report and Accounts received an unqualified auditor's report and have been delivered to the Registrar of Companies.

Following the issue of Financial Reporting Standard Number 19 – 'Deferred tax' the group has adopted the incremental liability approach ('Full' provision basis) from 1 January 2002. The Group's policy now states, 'Deferred tax is recognised in respect of timing differences that have originated but not reversed by the balance sheet date, but only when transactions or events that result in a right to pay less tax or an obligation to pay more tax in the future have occurred at the balance sheet date. The likelihood of these rights or obligations arising is based upon the estimated probabilities of future events occurring, taking into account the relevant factors pertinent to the industry sector in which the Group operates. Deferred tax is measured on a non-discounted basis'. The deferred tax recognised in 2001 under the former policy (nil) would not have been different under the revised policy adopted from 2002.

There have been no other changes to the Group's accounting policies in 2002.

2 Amounts written back on investments

The £1,637,000 written off on investments reflects the unrealised loss on the Group's holding of 88,668 Cubist Pharmaceuticals Inc shares following a fall in the listed market price since 31 December 2001.

3 Taxation

The Group has recognised the R&D tax credit in respect of the first half of the year that will be received in 2003. The Group has not recognised any deferred tax assets or liabilities in the period.

4 Reconciliation of movements in shareholders' funds

	Unaudited Six Months Ended 30 June 2002 £000	Unaudited Six Months Ended 30 June 2001 £000	Audited Year Ended 31 December 2001 £000
At start of period	**29,836**	11,876	11,876
Allotments of shares in the period	4	9	9
Issue of shares in respect of acquisition	-	30,070	34,197
Shares to be issued	-	4,127	-
Expenses on issue of shares	-	(864)	(919)
Shares to be issued under long term incentive scheme	21	24	44
Loss for the period	(4,623)	(6,485)	(15,371)
Exchange movement	(1)	2	-
At end of period	**25,237**	38,759	29,836

Notes to the Interim Statement (continued)

5 Reconciliation of operating loss to net cash outflow from operating activities

	Unaudited Six Months Ended 30 June 2002 £000	Unaudited Six Months Ended 30 June 2001 £000	Audited Year Ended 31 December 2001 £000
Group operating loss	**(4,229)**	(8,438)	(18,352)
Depreciation	**763**	509	1,201
Amortisation	**588**	293	879
Provision for liabilities and charges	**3**	5	(10)
Net loss on disposal of tangible fixed assets	**-**	-	16
Decrease in debtors	**500**	580	734
Decrease in creditors	**(1,478)**	(1,117)	(2,573)
Charge for long term incentive scheme	**21**	24	44
(Decrease)/increase in deferred income	**(3,571)**	-	14,225
Net cash outflow from operating activities	**(7,403)**	(8,144)	(3,836)

6 Deferred income

Included in Creditors is £10,654,000 (30 June 2001: £nil, 31 December 2001: £14,225,000) in respect of deferred income.

7 Going concern

The Group is an emerging pharmaceutical business and as such expects to absorb cash until products are commercialised. The Directors have a reasonable expectation that the Group has, or can reasonably expect to obtain, adequate cash resources to enable it to continue in operational existence for the foreseeable future, and have therefore prepared the financial statements on the going concern basis.

Independent review report to Xenova Group plc

Introduction

We have been instructed by the company to review the financial information set out on pages 9 to 15. We have read the other information contained in the interim report and considered whether it contains any apparent misstatements or material inconsistencies with the financial information.

Directors' responsibilities

The interim report, including the financial information contained therein, is the responsibility of, and has been approved by the directors. The directors are responsible for preparing the interim report in accordance with the Listing Rules of the Financial Services Authority which require that the accounting policies and presentation applied to the interim figures should be consistent with those applied in preparing the preceding annual accounts except where any changes, and the reasons for them, are disclosed.

Review work performed

We conducted our review in accordance with guidance contained in Bulletin 1999/4 issued by the Auditing Practices Board for use in the United Kingdom. A review consists principally of making enquiries of Xenova Group plc management and applying analytical procedures to the financial information and underlying financial data and, based thereon, assessing whether the accounting policies and presentation have been consistently applied unless otherwise disclosed. A review excludes audit procedures such as tests of controls and verification of assets, liabilities and transactions. It is substantially less in scope than an audit performed in accordance with United Kingdom Auditing Standards and therefore provides a lower level of assurance than an audit. Accordingly we do not express an audit opinion on the financial information.

Review conclusion

On the basis of our review we are not aware of any material modifications that should be made to the financial information as presented for the six months ended 30 June 2002.

PricewaterhouseCoopers
Chartered Accountants
Uxbridge
14 August 2002

Notes:

(a) *The maintenance and integrity of the Xenova Group plc website is the responsibility of the directors; the work carried out by the auditors does not involve consideration of these matters and, accordingly, the auditors accept no responsibility for any changes that may have occurred to the interim report since it was initially presented on the website.*

(b) *Legislation in the United Kingdom governing the preparation and dissemination of financial information may differ from legislation in other jurisdictions.*